[Fleetwood Enterprises, Inc. Letterhead]

December 3, 2008

Via U.S. Mail and EDGAR

Ms. Amanda McManus
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

  Re:
  Fleetwood Enterprises, Inc.
  Registration Statement on Form S-4
  File No. 333-154840

    Schedule TO
    File No. 005-30637
    Filed November 28, 2008

Dear Ms. McManus:

        We are in receipt of the letter dated December 1, 2008 (the "Letter") issued by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") to Fleetwood Enterprises, Inc. (the "Company") regarding the Company's Registration Statement on Form S-4 (File No. 333-154840), as amended (the "Registration Statement") and Schedule TO-I (File No. 005-30637).

        Set forth below are the Company's responses to the Staff's comments to the Registration Statement and the Schedule TO. For your convenience, the Staff's comments are reproduced in italics before each response, and appear in the order set forth in the Letter.

Form S-4

General

  1.
  We note and are still reviewing your response to our prior comment number 1. We will contact you with any further comments once that review is complete.

    The Company acknowledges the Staff's comment.

  2.
  We note your response to prior comment 4; however, please revise your disclosure on pages 30 and 70 to provide a brief description of the collateral which secures the existing credit facilities but does not also secure the new notes. If known, describe any conditions or factors which would make it more likely for the lenders to first proceed against the shared collateral. Such disclosure will provide investors with additional information regarding the value of the Second Lien Collateral. Also, please clarify whether the company and its subsidiaries continue to have the ability to borrow an additional $13.0 million under the existing credit facilities.

    In response to the Staff's comment, the Company has included revised disclosure under the risk factor beginning with "A material amount of our real property that will secure the New Notes..." and under the section entitled "Description of the New Notes—Collateral—Assets Pledged as Collateral."

  3.
  We note your response to previous comment 5; however, please revise your disclosure on page 34 to provide more detail and clarity regarding the specific restrictions imposed by the terms of your outstanding indebtedness which limit your ability to raise equity, debt or other financing and your strategy for servicing your payment obligations despite these restrictions.

    In response to the Staff's comment, the Company has included revised disclosure under the risk factor beginning with "Our inability to comply with the restrictions imposed by the terms..."

  4.
  We note that you have added pro-forma financial information in response to prior comment 8; however, please revise to provide further details regarding the nature and assumptions for the adjustment as noted in our previous comment.

    In response to the Staff's comment and based on further discussion with the Staff, the Company has included additional disclosure under the sections entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements" and "Capitalization."

Questions and Answers About the Exchange Offer, page iv

  5.
  We note your response to our prior comment number 17 and have reviewed your supporting materials. Please identify the source of the statistical information you submitted in support of your 7.6% market share in calendar year 2007. In addition, your supplemental materials state only that you were the second largest producer of HUD-Code homes in United States in 2007, but do not address units shipped, as indicated in your disclosure. Finally, although the supporting materials support your claim that your market position in motor homes decreased in the first 8 months of 2008, they do not support your claim that this was "due to aggressive discounting from competitors." Please revise or advise.

    The Company supplementally informs the Staff that reports prepared by Statistical Surveys, Inc. dated December 2007, which were previously provided to the Staff, are the sources of the statistical information submitted in support of the Company's 7.6% recreational vehicle retail market share in calendar year 2007. Additionally, the Company supplementally informs the Staff that the relevant supplemental materials provided and highlighted in support of the statement that the Company was the second largest producer of HUD-Code homes in terms of units shipped was also previously provided to the Staff, but that the relevant statistics were based on "retail" units shipped. Accordingly, the Company has revised the relevant statement in the Registration Statement to clarify that such statistics were based on "retail" units shipped. Furthermore, the Company has revised its claim regarding its decrease in market position being "due to aggressive discounting" to clarify that such claim is management's belief.

Summary, page 1

  6.
  We note your response to previous comment 18; however, please revise your filing to disclose that the Trendsetter Division accounted for only approximately 5% of Housing Group sales in fiscal year 2008 and less than 2% of total sales, it will consist of one manufacturing facility and its sales, operating results and capital expenditures will not be material to the company as a whole. Such disclosure will provide investors with a better picture of the relative importance of the Trendsetter Division in your strategy to pursue new opportunities to supplement your business.

    In response to the Staff's comment, the Company has revised the disclosure regarding the Trendsetter Division under the section entitled "Summary—Business Outlook—Housing."

Exhibit 5.1

  7.
  Please file with the next amendment opinions of counsel dealing with the legally binding nature of the Guarantees for those guarantors incorporated under states other than New York, California and Texas. In this connection, we note your assumptions contained in paragraph C that each guarantor other than the Specified Guarantors is in good standing and has all requisite power and authority to execute, deliver and perform its obligations under the Indenture and its Guarantee.

    These assumptions seem fundamental to an opinion regarding the legally binding nature of the individual guarantees and as such are inappropriate.

    In response to the Staff's comment and based upon further discussions with the Staff, the Company has filed a revised opinion of counsel as Exhibit 5.1 to the Registration Statement, which does not include the assumptions referenced in the Staff's comment.

Exhibit 8.1

  8.
  We note that you have elected to provide a short form tax opinion but that counsel merely states that the tax section of the prospectus is an accurate summary, which is inappropriate. If you choose to retain the short form opinion, please clearly indicate that the prospectus disclosure regarding tax consequences represents counsel's opinion and identify as counsel's opinion, within the prospectus, those tax consequences that are material to the transaction.

    In response to the Staff's comment, the Company has revised the disclosure under the section entitled "Certain United States Federal Income Tax Considerations" and the tax opinion filed as Exhibit 8.1.

*****

        The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Should there be any questions, please do not hesitate to contact me at (951) 351-3638.

Sincerely,
/s/ Leonard J. McGill Leonard J. McGill SVP, Corporate Development, General Counsel & Secretary
cc:	Andrew M. Griffiths
SVP, Chief Financial Officer
Steven R. Finley, Esq. James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP